ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 6, 2025	James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Attn: Sonny Oh

Re:

Comments on Post-Effective Amendment No. 23 under the Securities Act of 1933, as amended, and Amendment No. 24 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 333-253222 and 811-23643) (the “Registration Statement”) of Putnam ETF Trust (the “Registrant”), on behalf of Franklin California Municipal Income ETF, Franklin Massachusetts Municipal Income ETF, Franklin Minnesota Municipal Income ETF, Franklin Municipal High Yield ETF, Franklin Municipal Income ETF, Franklin New Jersey Municipal Income ETF, Franklin New York Municipal Income ETF, Franklin Ohio Municipal Income ETF, Franklin Pennsylvania Municipal Income ETF and Franklin Short-Term Municipal Income ETF (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2025 (the “485(a) Amendment”)

Dear Mr. Oh:

On July 11, 2025, you provided comments by videoconference to Venice Monagan of Franklin Advisers, Inc. (“Franklin Advisers”), investment adviser to the Funds, and James Forbes and Josie Szypka of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Staff”) regarding the 485(a) Amendment (the “Initial Comments”). The Registrant responded to the Initial Comments in a letter filed as correspondence on EDGAR on September 24, 2025 (the “Initial Response Letter”). On September 30, 2025, you provided additional comments on behalf of the Staff regarding the 485(a) Amendment and the Initial Response Letter by video conference to Ms. Szypka and Mr. Forbes (the “Follow-up Comments”). As discussed with you during that videoconference, the Registrant at that time planned to file on EDGAR on October 1, 2025 (with an effective date of October 8, 2025) Post-Effective Amendment No. 30 under the Securities Act and Amendment No. 31 under the Investment Company Act to the Registration Statement relating to the Funds (the “485(b) Amendment”), reflecting, among other things, responses to your Initial Comments. Consistent with that plan, the 485(b) Amendment was filed on EDGAR on October 1, 2025 with an effective date of October 8, 2025. To the extent not already reflected in the 485(b) Amendment, the Registrant intends to reflect responses to the Follow-up Comments in one or more post-effective amendments to the Registration Statement to be filed on EDGAR in connection with each Fund’s next annual update to the Registration Statement (collectively, the “Annual Update Amendment”).

For convenience, the Follow-up Comments are summarized before the Registrant’s responses.

Prospectus

All Funds

1.

Comment: Please identify the Fund’s 80% or 90% investment policy, as applicable, in the Statement of Additional Information (“SAI”) as a fundamental policy that is changeable only if authorized by a vote of a majority of the outstanding voting securities of the Fund. Alternatively, please explain supplementally why the 80% or 90% investment policy, as applicable, is not a fundamental policy.

Response: The Registrant notes that the Fund’s 80% or 90% investment policy, as applicable, is disclosed in the section “Fund summary – Principal investment strategies” and, consistent with Rule 35d-1(a)(3) under the Investment Company Act, is identified as a policy that “cannot be changed without the approval of the fund’s shareholders.” The Registrant also confirms that the Fund’s 80% or 90% investment policy, as applicable, will be identified in the Fund’s SAI as a fundamental policy in the Annual Update Amendment.

2.

Comment: For each Fund, disclosure in the section “Fund summary – Risks” and/or “Fund details – Principal investment risks” references investments in below-investment-grade securities, non-investment-grade securities, and/or “junk bonds.” If investments in these types of securities reflect a principal investment strategy of a Fund, please add disclosure regarding these investments in the section “Fund summary – Principal investment strategies.”

Response: The requested change was made in the 485(b) Amendment for each Fund other than for Franklin Short-Term Municipal Income ETF, for which investments in below-investment-grade securities, non-investment-grade securities, and/or “junk bonds” do not reflect a principal investment strategy.

3.

Comment: When discussing the specific credit quality ratings that are used to determine whether or to what extent the Fund may make an investment in the Fund’s principal investment strategies or principal risks disclosures in the “Fund summary” or “Fund details” sections of the prospectus (e.g., disclosure for Franklin California Municipal Income ETF under “Credit risk” in the section “Fund details – Principal investment risks” stating that the Fund will not invest in investments that are “rated lower than BB or its equivalent”), please identify the ratings agencies associated with those ratings.

Response: The Registrant notes that the section “SECURITIES RATINGS” in the Fund’s SAI identifies each ratings agency used to assess a security’s credit quality, provides the ratings scale of the agency, and describes the criteria associated with each rating in the scale. The Registrant believes that this information is helpful to readers in understanding the ratings agencies and credit quality standards associated with the specific ratings referenced in the Fund’s prospectus. The Registrant will consider making the requested change in connection with the Annual Update Amendment.

Franklin California Municipal Income ETF and Franklin New York Municipal Income ETF only

4.

Comment: The Staff notes that the combined prospectus for Franklin Massachusetts Municipal Income ETF, Franklin Minnesota Municipal Income ETF, Franklin New Jersey Municipal Income ETF, Franklin Ohio Municipal Income ETF, and Franklin Pennsylvania Municipal Income ETF

contains “state-specific” risk disclosure under the heading “Focus of investments” in the section “Fund details – Principal investment risks.” The Staff further notes that, by contrast, state-specific risk disclosure for Franklin California Municipal Income ETF and Franklin New York Municipal Income ETF is included under the heading “State Specific Information” in the SAI. To the extent it reflects a principal risk of investing in a Fund, please include state-specific risk disclosure in the prospectus.

Response: The requested change will be made in the Annual Update Amendment.

Franklin Municipal High Yield ETF, Franklin Municipal Income ETF, and Franklin Short-Term Municipal Income ETF only

5.

Comment: The Staff notes that, for Franklin Municipal High Yield ETF, the “Fund summary – Principal investment strategies” section includes a description of “tax-exempt investments” for purposes of the Fund’s 80% policy (i.e., “[s]uch tax-exempt investments in which the fund invests are issued by or for states, territories or possessions of the United States or by their political subdivisions, agencies, authorities or other government entities, and the income from these investments is exempt from federal income tax.”). The Staff notes that similar disclosure for Putnam Municipal Income ETF and Franklin Short-Term Municipal Income ETF instead appears in the section “Fund details – Principal investment risks” under the heading “Tax-exempt investments.” Please consider using a consistent description of tax-exempt investments across these three Funds and please include the disclosure in the “Fund summary – Principal investment strategies” section for each Fund.

Response: The requested change regarding the consistency of this disclosure was made in the 485(b) Amendment. The requested change regarding the location of this disclosure will be made in the Annual Update Amendment.

Sincerely,

/s/ James M. Forbes

James M. Forbes

cc:   James E. Thomas

     Venice Monagan